UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 29, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No          X

Enclosure: Press release
ANGLOGOLD ASHANTI SECURES 100% OWNERSHIP OF
SERRA GRANDE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
ANGLOGOLD ASHANTI SECURES 100% OWNERSHIP OF SERRA GRANDE
AngloGold Ashanti, which currently holds, through its subsidiaries, a 50% interest in the Serra
Grande (Crixás) mine in Brazil, has agreed to acquire the remaining 50% stake in the mine from
Kinross Gold Corporation (“Kinross”) for US$220 million in cash (“the transaction”). The transaction will be funded from existing cash reserves and debt facilities and remains subject to various conditions, detailed below.
In 2011, the Serra Grande mine produced 134,000oz of gold at a cash cost of US$767/oz. The Serra
Grande operation comprises three underground mines, namely Mina III, Mina Nova and Mina
Palmeiras, and one open pit mine on the outcrop of the Mina III mineralised zone (between surface and level 50) as well as a single dedicated processing plant. To date the Serra Grande mine, which is operated by AngloGold Ashanti, has produced 3.4Moz of gold.
The acquisition, which will entitle AngloGold Ashanti to 100% production from Serra Grande, is expected to increase AngloGold Ashanti’s annual attributable production from Brazil to well in excess of 500,000oz and the contribution from the Americas region as whole to more than 1Moz.
The transaction is expected to provide a number of benefits to AngloGold Ashanti, including:
•  Enhancing AngloGold Ashanti’s production, Ore Reserve and Mineral Resource profiles by approximately 70,000oz a year, 375,000oz and 1.186Moz respectively;
•  Making a positive contribution toward AngloGold Ashanti’s near term gold production profile in
   Brazil, which the company views as a key jurisdiction in its portfolio. Annual production from
   AngloGold Ashanti’s Brazilian operations is expected to increase from 428,000oz in 2011 to between 540,000oz to 550,000oz whilst annual gold production in the Americas region is projected to increase to more than 1Moz per annum;
•  Securing 100% ownership of the Serra Grande mine in AngloGold Ashanti’s hands with no concomitant increase in management costs; and
•  Providing AngloGold Ashanti with full exposure to further exploration potential at the Serra
   Grande mine, where more than 1.0Moz of Mineral Resources have been added over the past four years. AngloGold Ashanti anticipates that these additional resources and the exploration potential that exists at the site create the opportunity to further extend the life of Serra Grande.
“This deal further simplifies our portfolio and gives us greater exposure to Brazil, where we’ve had significant success in growing our production as well as our reserve and resource base,” Mark
Cutifani, AngloGold Ashanti’s Chief Executive Officer, said. “We see long-term, lower risk, potential from Serra Grande, which is a key component of our strategy to grow the contribution from the
Americas.”

Terms of the Transaction
Under the terms of the transaction, AngloGold Ashanti’s wholly owned subsidiary, AngloGold Ashanti
Brasil Mineração Ltda. will acquire Kinross’ 50% interest in Mineração Serra Grande S.A. (“MSG”), the principal asset of which is the Serra Grande mine, from Newinco Comércio e Partcipações Ltda
(“Newinco”) a subsidiary of Kinross which holds its 50% interest in MSG. Newinco has provided customary warranties and indemnities in respect of its 50% share of certain tax claims against MSG.
Kinross has provided a parent guarantee in respect of the obligations of Newinco under the transaction agreements.
The parties are required to file a notification of the transaction with the Brazilian anti-trust authorities.
The transaction is also subject to the fulfilment of various conditions, including:
• the unconditional approval of the South African Reserve Bank of the transaction, in accordance with the Exchange Control Regulations of the Republic of South Africa; and
• no material adverse event (as defined in the transaction agreement) having occurred.
The transaction is expected to be completed during the second quarter of 2012.
Johannesburg
29 May 2012
Primary Legal Advisers: Slaughter and May
Sponsor: UBS
ENDS

Contacts
Tel:
E-mail:
Alan Fine (Media) +27 (0) 11 637- 6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Chris Nthite (Media) +27 (0) 11 637 6388 / +27 (0) 83 301 2481 cnthite@anglogoldashanti.com
Mike Bedford (Investors) +27 (0) 11 637 6273 / +27 (0) 82 3748820 mbedford@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 / +1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012 and the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on April 23, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 29, 2012
By:       /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary